Bangkok Bank
ธนาคารกรุงเทพ

09046083

SEC
Mail Processing
Section

MAY 4 2009

Washington, DC
100

April 10, 2009

SUPPL

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the 16th annual ordinary meeting of shareholders of Bangkok Bank Public Company Limited was convened on April 10, 2009 and all agenda items were approved.

The details of the resolutions can be accessed through the following websites:

Stock Exchange of Thailand (SET)
http://www.set.or.th (Market Info/Listed Companies/BBL)

Bangkok Bank Public Company Limited (BBL)
http://www.bangkokbank.com (For Shareholders/AGM Resolutions)

Please contact me if you have any questions.

Yours sincerely,
Bangkok Bank Public Company Limited

Ayuth Krishnamara
Executive Vice President

Tel. (662) 230-2365
Fax (662) 230-1573

cc. Mr. Surayut Thavikulwat, Vice President

5/18

ธนาคารกรุงเทพ จำกัด (มหาชน) (บมจ.111)
333 ถนนสีลม เขตบางรัก กรุงเทพฯ 10500 โทรศัพท์ 0 2230 2254 Fax 02 231 48904
Bangkok Bank Public Company Limited (Bor. Mor. Jor. 111)
333 Silom Road Bangrak Bangkok 10500 Thailand Tel. (66) 2230 2254 Fax (66) 2 231 4890

Bangkok Bank

Ref: SSD./REG. 0799/2009 April 10, 2009

Re: Resolutions of the 16th Annual Ordinary Meeting of Shareholders

To: President
The Stock Exchange of Thailand

The following resolutions were passed by the 16th Annual Ordinary Meeting of Shareholders of Bangkok Bank Public Company Limited (the "Bank") which was convened on April 10, 2009 between 15.15 hrs. and 16.30 hrs. at the Bank's auditorium on the 30th floor of the Head Office, 333 Silom Road, Silom Sub-district, Bangrak District, Bangkok, Thailand:

1. Approved the minutes of the 15th Annual Ordinary Meeting of Shareholders held on April 11, 2008 with the following majority of votes:

   - Approved 935,411,885 votes or 100.00%
     of all the votes casted by the shareholders who attended the meeting
   - Disapproved 0 votes or 0.00%
     of all the votes casted by the shareholders who attended the meeting
   - Abstained 618,940 votes
   - Invalid ballots 0 votes

2. Acknowledged the report on the results of operations for the year 2008.

3. Acknowledged the report of the Audit Committee for the year 2008.

4. Approved the balance sheet and the profit and loss statement for the year 2008 with the following majority of votes:

   - Approved 919,808,246 votes or 100.00%
     of all the votes casted by the shareholders who attended the meeting
   - Disapproved 0 votes or 0.00%
     of all the votes casted by the shareholders who attended the meeting
   - Abstained 16,222,579 votes
   - Invalid ballots 0 votes

5. Approved the appropriation of profit and the payment of dividend for the year 2008 as follows:

   (1) the appropriation of profit as a legal reserve be made in the total amount of Baht 1,000,000,000.00.
   (2) the appropriation of profit as other reserves be made in the total amount of Baht 10,000,000,000.00.
   (3) the payment of dividend be made for the year 2008 at the rate of Baht 3.00 per ordinary share, totaling Baht 5,726,528,682.00 or about 28.57 percent of the annual net profit, a part of which had been paid as interim dividend at the rate of Baht 1.00 per share on September 26, 2008, and the remaining amount be paid on May 7, 2009 at the rate of Baht 2.00 per ordinary share. The record date for determining the shareholders who have the right to receive the dividend payment shall be April 23, 2009 and the share registration book shall be closed on April 24, 2009, for the purpose of compiling the list of shareholders in accordance with Section 225 of the Securities and Exchange Act B.E. 2535 as amended. The profit to be allocated as dividend is the profit on which the Bank has paid income tax, and is allocated from the portions of

the profit which are subject to income tax from the highest rate progressively down to the lowest rate.

Such resolution was adopted with the following majority of votes:

- Approved 836,402,365 votes or 89.39%
of all the votes casted by the shareholders who attended the meeting
- Disapproved 99,254,450 votes or 10.61%
of all the votes casted by the shareholders who attended the meeting
- Abstained 374,010 votes
- Invalid ballots 0 votes

6. Re-elected the directors retiring by rotation, namely, Mr. Staporn Kavitanon, Mr. Chartsiri Sophonpanich, Mr. Deja Tulananda, H.S.H. Prince Mongkolchaleam Yugala, Mr. Suvarn Thansathit and Mr. Amorn Chandarasomboon as the Bank's directors for a further term with the following majority of votes:

- Mr. Staporn Kavitanon

- Approved 927,142,034 votes or 99.09%
of all the votes casted by the shareholders who attended the meeting
- Disapproved 8,512,281 votes or 0.91%
of all the votes casted by the shareholders who attended the meeting
- Abstained 376,510 votes
- Invalid ballots 0 votes

- Mr. Chartsiri Sophonpanich

- Approved 933,392,040 votes or 99.76%
of all the votes casted by the shareholders who attended the meeting
- Disapproved 2,259,075 votes or 0.24%
of all the votes casted by the shareholders who attended the meeting
- Abstained 379,710 votes
- Invalid ballots 0 votes

- Mr. Deja Tulananda

- Approved 932,732,800 votes or 99.69%
of all the votes casted by the shareholders who attended the meeting
- Disapproved 2,918,315 votes or 0.31%
of all the votes casted by the shareholders who attended the meeting
- Abstained 379,710 votes
- Invalid ballots 0 votes

- H.S.H. Prince Mongkolchaleam Yugala

- Approved 934,584,340 votes or 99.89%
of all the votes casted by the shareholders who attended the meeting
- Disapproved 1,069,275 votes or 0. 11%
of all the votes casted by the shareholders who attended the meeting
- Abstained 377,210 votes
- Invalid ballots 0 votes

- Mr. Suvarn Thansathit

- Approved 932,739,540 votes or 99.69%
of all the votes casted by the shareholders who attended the meeting
- Disapproved 2,914,775 votes or 0.31%
of all the votes casted by the shareholders who attended the meeting

- Abstained 376,510 votes
- Invalid ballots 0 votes

- Mr. Amorn Chandarasomboon

- Approved 929,553,134 votes or 99.35%
  of all the votes casted by the shareholders who attended the meeting
- Disapproved 6,100,481 votes or 0.65%
  of all the votes casted by the shareholders who attended the meeting
- Abstained 377,210 votes
- Invalid ballots 0 votes

7. Acknowledged the directors' remuneration.

8. Approved the appointment of Mr. Permsak Wongpatcharapakorn, certified public accountant registration no. 3427, and/or Mr. Suphamit Techamontrikul, certified public accountant registration no. 3356, and/or Mr. Chavala Tienpasertkij, certified public accountant registration no. 4301, all of Deloitte Touche Tohmatsu Jaiyos Audit Co., Ltd., as auditors of the Bank for the year 2009 with the remuneration in the amount of Baht 12,546,000.00 and authorized the Bank's management to consider and approve additional fees as appropriate in the event that the Bank were to request auditors to perform additional services with the following majority of votes:

- Approved 934,753,197 votes or 99.99%
  of all the votes casted by the shareholders who attended the meeting
- Disapproved 66,718 votes or 0.01%
  of all the votes casted by the shareholders who attended the meeting
- Abstained 1,210,910 votes
- Invalid ballots 0 votes

9. Approved the amendment of the Bank's Articles of Association, namely, the definition of "Acts" in Article 1, Article 9, the third paragraph of Article 34, Article 44 and Article 54 bis with a majority of not less than three-fourths of the total number of votes of shareholders attending the meeting and having the right to vote as detailed below:

- Approved 894,565,395 votes or 95.57%
  of all the votes of the shareholders who attended the meeting with the right to vote
- Disapproved 0 votes or 0.00%
  of all the votes of the shareholders who attended the meeting with the right to vote
- Abstained 41,465,430 votes or 4.43%
  of all the votes of the shareholders who attended the meeting with the right to vote
- Invalid ballots 0 votes or 0.00%
  of all the votes of the shareholders who attended the meeting with the right to vote

Please be advised accordingly.

Yours faithfully,
Bangkok Bank Public Company Limited

Chartsiri Sophonpanich

(Mr. Chartsiri Sophonpanich)
President